September 9, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
99 Water Street
28th Floor
New York, NY 10038

       Re: Seaport Entertainment Group Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 5, 2024
           File No. 333-279690
Dear Anton D. Nikodemus:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1, Filed September 5, 2024 Material U.S. Federal Income Tax Consequences, page 165

1. Because it appears that counsel is providing a short-form tax opinion, revise this section
       to state that it constitutes counsel   s opinion, and revise counsel   s
opinion to confirm that
       the discussion in the prospectus under this subheading constitutes its opinion, rather than stating that is constitutes an accurate summary. Refer to Staff Legal Bulletin No. 19 at our web-site for guidance.
 September 9, 2024
Page 2

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Julian Kleindorfer